WRITER'S DIRECT DIAL NUMBER 212-373-3024 WRITER'S DIRECT FACSIMILE 212-492-0024 WRITER'S DIRECT E-MAIL ADDRESS emaynard@paulweiss.com

June 22, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re: Agrium Inc.
Form 40-F for Fiscal Year Ended December 31, 2016
Filed on March 2, 2017
File No. 001-14460

Dear Mr. Shenk:
On behalf of our client, Agrium Inc. (the “Company”), reference is made to your letter dated June 12, 2017 (the “Comment Letter”), regarding the above-captioned Form 40-F.  As per the discussion between the undersigned and a representative of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission, for various reasons including, in particular, the long Canadian July 1 and U.S. July 4 holiday weekends and Company personnel vacation schedules, the Company respectfully requests an extension of the deadline to respond to the Comment Letter to July 18, 2017.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 373-3024 or Christian Kurtz at (416) 504-0524.
Very truly yours,

/s/ Edwin S. Maynard
Edwin S. Maynard

cc:	Mr. Charles V. Magro Ms. Susan Jones Mr. Gary Daniel
Agrium Inc.
Christian Kurtz
Paul, Weiss, Rifkind, Wharton & Garrison LLP